SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For the month of November 2001.




                                 CGI Group Inc.
                 (Translation of Registrant's Name Into English)



                           1130 Sherbrooke Street West
                                    5th Floor
                                Montreal, Quebec
                                 Canada H3A 2M8
                    (Address of Principal Executive Offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F           Form 40-F   |X|



     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes         No   |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.


Enclosure:  Fourth quarter report of fiscal 2001 -  November 6, 2001

This Form 6-K shall be deemed incorporated by reference in the Registrant's Registration Statement on Form S-8, Reg. No. 333-9106, 333-13350 and 333-66044.

FOR IMMEDIATE RELEASE


            CGI reports continuing strong revenue and earnings growth
                        in fourth quarter of fiscal 2001

Montreal, November 6, 2001 - CGI Group Inc. (NYSE: GIB; TSE: GIB.A), a leading provider of end-to-end information technology services and business solutions, today reported unaudited results for the fourth quarter and audited results for the year ended September 30, 2001. All figures are in Canadian dollars unless otherwise indicated.

Fourth Quarter Highlights

     o Revenue of $469.0 million represented 46.5% growth over the comparable period one year ago and 16.1% quarterly sequential growth. Organic growth was 13.8% year-over-year
     o Cash net earnings per share (earnings before amortization of goodwill) were $0.08, 166% higher than the $0.03 posted for the same period a year ago
     o    Operating cash flow was up 43.5% to $75.6 million
     o Announced several major or strategic outsourcing, systems integration and consulting contracts, as well as contract renewals, totalling more than $900 million for periods of up to 10 years
     o Backlog of signed contracts increased to $9.3 billion, or 5.9 times FY2001 annual revenue, from $8.5 billion as at June 30, 2001 and $7.0 billion at the same time last year. Contracts in the backlog have a weighted average remaining contract term of 7.3 years



           In millions of $        3 months ended      |      3 months ended
           except per share                            |
                     amount     9/30/01      9/30/01   |     9/30/00     6/30/01
                                    US$         CDN$   |        CDN$        CDN$
-------------------------------------------------------|------------------------
                                                       |
Revenue                       $   303.9    $   469.0   |   $   320.1   $   404.1
-------------------------------------------------------|------------------------
EBITDA                        $    47.5    $    72.6   |   $    24.8   $    61.1
-------------------------------------------------------|------------------------
Cash net earnings             $    17.6    $    27.3   |   $     7.1   $    24.3
-------------------------------------------------------|------------------------
     Per share                $    0.05    $    0.08   |   $    0.03   $    0.08
-------------------------------------------------------|------------------------
Order backlog                 $   6,000    $   9,300   |   $   7,000   $   8,500
=======================================================|========================

Note: US dollar information in this chart is provided for comparison purposes only and represents amounts accounted for according to Canadian GAAP. The average exchange rate of 1.54 was used for the three-month period ended September 30, 2001.

"This was a great quarter for CGI in many ways," said Serge Godin, chairman and CEO. In addition to double-digit year over year and sequential revenue growth, we achieved a number of other business and financial objectives. The growth we realized in IT outsourcing, represented by some key contract and partnership wins in the quarter, and a backlog of $9.3 billion, further increase our revenue visibility. Moreover, our sales pipeline has never been stronger, filled with numerous opportunities in Canada and, more importantly, in the US."

                                                   CGI Reports 4Q & FY01 Results
                                                                November 6, 2001
                                                                          Page 2


Fourth Quarter Results

Revenue for the fourth quarter ended September 30, 2001 increased 47% to $469.0 million, from $320.1 million in the same quarter last year, and was up 16.1% sequentially over third quarter revenue of $404.1 million. The significant improvement in year-over-year revenue growth was due primarily to business acquisitions as well as continuing strong demand for outsourcing services, across all geographic areas, but especially in Canada.

Based on CGI's current revenue run-rate, revenue from long-term outsourcing contracts represents 69% of the Company's total revenue, including 10% from business process services outsourcing; while project oriented consulting and systems integration work represents 31%. Geographically, contribution to revenue from Canada was higher in the fourth quarter, representing 73% of revenue, driven in part by several recent large outsourcing contract wins. Revenue from the US represented 19%; and all other regions, 8%. CGI continued to solidify its leading position as an IT services provider in the financial services sector, which represented 41% of revenue in the fourth quarter, while telecom represented 29%; manufacturing, retail and distribution, 17%; government, 10%; utilities and services, 2%; and healthcare, 1%.

EBITDA for the fourth quarter increased 192.7% to $72.6 million, compared with $24.8 million in the same quarter a year ago, and was up 18.8% sequentially, from $61.1 million reported in the third quarter of fiscal 2001. The EBITDA margin improved to 15.5% at the end of the fourth quarter, compared with 15.1% at the end of the third quarter of fiscal 2001 and 12.0% at the end of fiscal 2000.

Cash net earnings in the quarter increased 284% to $27.3 million, compared with $7.1 million in the same quarter a year ago, and were 12.2% higher sequentially compared with $24.3 million reported in the third quarter of fiscal 2001. Cash net earnings per share of $0.08 for the quarter were up 167% over $0.03 reported for the fourth quarter of fiscal 2000. Cash net earnings per share on a diluted basis were unchanged from the third quarter of fiscal 2001, after accounting for a 18.5% increase in weighted shares outstanding in the fourth quarter.

Net earnings in the fourth quarter of fiscal 2001 were $19.8 million, up 719% over the same period in the prior year, and up 14.3% sequentially over the $17.3 million reported in this year's third fiscal quarter. The net margin was 4.2%, compared with 4.3% in the third quarter and 0.8% in the fourth quarter of fiscal 2000.

CGI maintains a strong balance sheet and cash position, which together with bank lines are sufficient to support the Company's growth strategy and represent a competitive strength when proposing on outsourcing contracts. At September 30, 2001, the total credit facility available amounted to approximately $225 million. As of September 30, 2001, CGI had cash and cash equivalents of $46.0 million, compared with $49.3 million as of September 30, 2000.

Operating cash flow in the fourth quarter amounted to $75.6 million, compared with $20.6 million in the fourth quarter a year ago and $52.7 million in the third quarter of fiscal 2001. The improvement in operating cash flow reflects mostly the improvement in net earnings and future income taxes.

The integration of IMRglobal is proceeding as expected. CGI's increased presence, especially in the US, has strengthened its capability to propose on large outsourcing contracts and gain market share. The recently integrated marketing and business development teams have

                                                   CGI Reports 4Q & FY01 Results
                                                                November 6, 2001
                                                                          Page 3


ramped up sales development efforts, capitalizing on long-standing client relationships and the expanded service and delivery capabilities.

Fiscal Year 2001 Audited Results

Revenue for the year ended September 30, 2001 was $1.58 billion, up 10.1% from revenue of $1.43 billion for the 2000 fiscal year. Revenue growth accelerated during the year, driven primarily by business acquisitions, as well as several large outsourcing contract wins.

Cash net earnings per share were $0.30, up 11.1% over fiscal year 2000 results of $0.27.

At September 30, 2001 CGI employed approximately 13,000 people in more than 20 countries around the world. Through ten acquisitions, investments in four joint venture companies and several large new outsourcing contracts, CGI successfully integrated more than 5,000 members in fiscal year 2001.

Regarding CGI's annual results Mr. Godin commented, "We are pleased with the increasing momentum of our business during fiscal year 2001. Over the last year, CGI has closed over $4 billion in new contract wins and renewals. Year-over-year revenue growth in our third and fourth quarters of 22.2% and 46.5% respectively signals our return to strong growth trends. Organic growth, year-over-year, of 3.6% in the third quarter and 13.8% in the fourth quarter also demonstrates our emphasis on internal growth initiatives."

Backlog and Pipeline

The current  backlog of signed  contracts not yet delivered is $9.3 billion,  or
5.9 times FY2001 annual revenue, with a weighted average time remaining of 7.3 years. CGI conservatively estimates its pipeline of proposals for large outsourcing contracts being reviewed by potential clients to be at $5 billion, up from $4 billion as stated during all of fiscal 2001. A large portion of this increase is driven by increased activity in Canada and in the US. Importantly, none of the deals in the sales pipeline have been cancelled in the last six months, despite more challenging economic conditions.

Initiatives and Outlook

Mr. Godin added: "Our growth initiatives for FY2002 will capitalize on our core fundamentals and the excellent results we achieved in FY2001. Our pipeline of outsourcing contracts is more robust than ever, as organizations focus on ways to reduce their IT costs while maintaining their competitive position. Key to our growth will be an enhanced business development program to drive accelerated organic growth and a continued focus on identifying acquisitions that bring value to CGI."

Based on the information known today about current market conditions and demand, the company provides the following guidance for its fiscal year ending September 30, 2002:

     o Base revenue for the year is expected to be between $2.1 billion and $2.2 billion, representing between 33% and 39% growth over fiscal 2001 results. These numbers do not include any contribution from potential large acquisitions or large outsourcing contract wins valued at more than $50 million per year.
     o Cash net earnings per share, which going forward will be referred to as net earnings, should be in the range of $0.37 and $0.40, representing between 23% and 33% growth year-over-year.

                                                   CGI Reports 4Q & FY01 Results
                                                                November 6, 2001
                                                                          Page 4


In the first quarter ended December 31, 2001, revenue is expected to total between $505 and $520 million, representing between 51% and 56% year over year growth. Cash earnings per share are expected to be between $0.07 and $0.08 on a diluted basis.

Quarterly Conference Call

A conference call for the investment community will be held today, November 6, 2001 at 11:00 am (Eastern Daylight Time). Participants may access the call by dialing 800-550-7368. A live audio webcast of the conference call, with accompanying slides, will be available at CGI's website, www.cgi.ca. For those unable to participate, a replay will be available until November 22 by dialing
(800) 558-5253, access number 19779536.

Forward-Looking Statements

All statements in this press release and MD&A that do not directly and exclusively relate to historical facts constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements represent CGI Group Inc.'s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management's Discussion and Analysis (MD&A) in CGI Group Inc.'s Annual Report or Form 40F filed with the SEC, the Company's Annual Information Form filed with the Canadian securities commissions, on the Registration Statement on Form F-4 filed with the SEC in connection with the acquisition of IMRglobal and with the Forms 10-K and 10-Q of IMRglobal filed with the SEC for the periods ended December 31, 2000 and March 31, 2001 respectively. All of the risk factors included in these filed documents are included here by reference. CGI disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                           Financial Statements Follow

For more information:



CGI Investor Relations                            Ronald White - Canada
                                                  Director, investor relations
Julie Creed - USA                                 (514) 841-3230
Vice-president, investor relations
(312) 201-1911



CGI Media Relations
Eileen Murphy
Director, media relations
(514) 841-3430

                      Consolidated financial statements of
                                 CGI Group Inc.
                 For the twelve months ended September 30, 2001

CGI Group Inc.
Consolidated statements of earnings
(in thousands of Canadian dollars, except per share amounts) (unaudited)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                      Three months ended                    Twelve months ended
                                                                         September 30,                          September 30,
                                                                    2001               2000                2001               2000
-----------------------------------------------------------------------------------------------------------------------------------
                                                                       $                  $                   $                  $

Revenue                                                          469,018            320,101           1,581,315          1,436,008
-----------------------------------------------------------------------------------------------------------------------------------

Operating expenses
     Costs of services, selling and administrative expenses      392,684            293,030           1,339,110          1,254,351
     Research                                                      3,704              2,250              12,585              9,960
-----------------------------------------------------------------------------------------------------------------------------------
                                                                 396,388            295,280           1,351,695          1,264,311
-----------------------------------------------------------------------------------------------------------------------------------
Operating earnings before:                                        72,630             24,821             229,620            171,697
-----------------------------------------------------------------------------------------------------------------------------------

     Depreciation and amortization of fixed assets                 9,523              5,698              32,536             26,387
     Amortization of contract costs                               12,637              5,393              33,460             21,991
-----------------------------------------------------------------------------------------------------------------------------------
                                                                  22,160             11,091              65,996             48,378
-----------------------------------------------------------------------------------------------------------------------------------
Earnings before the following items                               50,470             13,730             163,624            123,319
-----------------------------------------------------------------------------------------------------------------------------------

Interest
     Long-term debt                                               (1,258)              (946)             (4,206)            (3,624)
     Other                                                          (233)                52                (335)              (130)
     Income                                                          800                810               2,999              3,898
-----------------------------------------------------------------------------------------------------------------------------------
                                                                    (691)               (84)             (1,542)               144
-----------------------------------------------------------------------------------------------------------------------------------
Earnings before income taxes, entity subject to significant
     influence and amortization of goodwill                       49,779             13,646             162,082            123,463

Income taxes                                                      22,507              6,553              72,165             49,985
-----------------------------------------------------------------------------------------------------------------------------------
Earnings before entity subject to significant influence
     and amortization of goodwill                                 27,272              7,093              89,917             73,478

Entity subject to significant influence                                -                  -                   7                 64
-----------------------------------------------------------------------------------------------------------------------------------
Earnings before amortization of goodwill                          27,272              7,093              89,924             73,542

Amortization of goodwill, net of income taxes                      7,451              4,674              27,135             17,876
-----------------------------------------------------------------------------------------------------------------------------------
Net earnings                                                      19,821              2,419              62,789             55,666
===================================================================================================================================

Weighted average number of outstanding Class A
     subordinate shares and Class B shares                   343,593,521        272,041,480         299,500,350        270,442,354
===================================================================================================================================

Basic and diluted earnings before amortization of goodwill
     per share (Note 1)                                             0.08               0.03                0.30               0.27
===================================================================================================================================

Basic earnings per share (Note 1)                                   0.06               0.01                0.21               0.21
===================================================================================================================================

Diluted earnings per share (Note 1)                                 0.06               0.01                0.21               0.20
===================================================================================================================================

CGI Group Inc.
Consolidated statements of retained earnings
(in thousands of Canadian dollars) (unaudited)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                      Three months ended                    Twelve months ended
                                                                         September 30,                          September 30,
                                                                    2001               2000                2001               2000
-----------------------------------------------------------------------------------------------------------------------------------
                                                                       $                  $                   $                  $

Retained earnings, beginning of period, as previously
     reported                                                    226,124            180,737             183,156            139,080

Adjustment for change in accounting policy                             -                  -                   -            (11,590)
-----------------------------------------------------------------------------------------------------------------------------------
Retained earnings, beginning of period, as restated              226,124            180,737             183,156            127,490

Net earnings                                                      19,821              2,419              62,789             55,666
-----------------------------------------------------------------------------------------------------------------------------------
Retained earnings, end of period                                 245,945            183,156             245,945            183,156
===================================================================================================================================

CGI Group Inc.
Consolidated balance sheets
(in thousands of Canadian dollars) (unaudited)
----------------------------------------------------------------------------------------------------------------------------------
                                                                                        As at September 30,    As at September 30,
                                                                                                       2001                   2000
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                          $                      $

Assets
Current assets
     Cash and cash equivalents                                                                       46,008                 49,341
     Accounts receivable                                                                            320,667                218,938
     Income taxes                                                                                       979                  2,733
     Work in progress                                                                                84,838                 56,799
     Prepaid expenses and other current assets                                                       48,931                 19,442
     Future income taxes                                                                             17,998                  7,052
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                    519,421                354,305

Investment in an entity subject to significant influence                                                  -                  1,261
Fixed assets                                                                                        123,391                 58,900
Contract costs and other long-term assets                                                           272,403                 93,716
Future income taxes                                                                                  32,785                 24,470
Goodwill                                                                                          1,114,793                395,903
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                  2,062,793                928,555
===================================================================================================================================

Liabilities
Current liabilities
     Accounts payable and accrued liabilities                                                       315,902                142,754
     Deferred revenue                                                                                85,163                 33,194
     Future income taxes                                                                             21,013                  7,963
     Current portion of long-term debt                                                                7,528                  5,770
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                    429,606                189,681

Future income taxes                                                                                  43,705                 23,929
Long-term debt                                                                                       32,752                 37,644
Deferred credits                                                                                     74,813                      -
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                    580,876                251,254
-----------------------------------------------------------------------------------------------------------------------------------

Shareholders' equity
     Capital stock (Note 2)                                                                       1,213,542                491,807
     Contributed surplus                                                                                211                    211
     Warrants (Note 2)                                                                               19,655                      -
     Retained earnings                                                                              245,945                183,156
     Foreign currency translation adjustment                                                          2,564                  2,127
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                  1,481,917                677,301
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                  2,062,793                928,555
===================================================================================================================================

CGI Group Inc.
Consolidated statements of cash flows
(in thousands of Canadian dollars) (unaudited)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                     Three months ended                     Twelve months ended
                                                                        September 30,                           September 30,
                                                                    2001            2000                   2001               2000
-----------------------------------------------------------------------------------------------------------------------------------
                                                                       $               $                      $                  $
Operating activities
     Net earnings                                                 19,821           2,419                 62,789             55,666
     Adjustments for:
        Depreciation and amortization of fixed assets              9,523           5,698                 32,536             26,387
        Loss on disposal of fixed assets                               -             509                      -              1,454
        Amortization of contract costs and other long-term
           assets                                                 12,637           5,393                 33,460             21,991
        Amortization of goodwill                                   7,807           4,993                 28,586             19,153
        Future income taxes                                       26,166           1,516                 32,589              2,214
        Foreign exchange loss (gain)                                (396)             86                  4,213               (497)
        Entity subject to significant influence                        -               -                     (7)               (64)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                  75,558          20,614                194,166            126,304
-----------------------------------------------------------------------------------------------------------------------------------
     Changes in non-cash operating working capital items:
        Accounts receivable                                      (29,176)          5,620                (33,786)            17,206
        Work in progress                                         (11,314)         23,565                (12,277)            31,725
        Prepaid expenses and other current assets                 11,447           6,684                   (556)            (5,486)
        Accounts payable and accrued liabilities                 (17,558)        (15,546)                 2,073            (92,027)
        Income taxes                                               2,511          (6,975)                  (559)           (13,647)
        Deferred revenue                                         (15,834)          3,075                 24,941              3,475
-----------------------------------------------------------------------------------------------------------------------------------
                                                                 (59,924)         16,423                (20,164)           (58,754)
-----------------------------------------------------------------------------------------------------------------------------------
Cash provided by operating activities                             15,634          37,037                174,002             67,550
-----------------------------------------------------------------------------------------------------------------------------------

Financing activities
     Net variation of credit facility                            (30,000)              -                 (5,000)           (16,200)
     Reduction of other long-term debts                          (51,093)         (1,147)               (65,027)            (5,907)
     Issuance of shares                                           53,716             434                 54,206             10,931
-----------------------------------------------------------------------------------------------------------------------------------
Cash used for financing activities                               (27,377)           (713)               (15,821)           (11,176)
-----------------------------------------------------------------------------------------------------------------------------------

Investing activities
     Business acquisitions (net of cash) (Note 3)                 22,399         (15,503)               (86,393)           (18,395)
     Investment in an entity subject to significant
        influence                                                      -               -                      -               (514)
     Purchase of fixed assets                                     (2,966)         (5,650)               (23,993)           (18,090)
     Proceeds from sale of fixed assets                            1,270              11                  1,270                845
     Contract costs and other long-term assets                   (12,375)            516                (48,635)           (14,177)
-----------------------------------------------------------------------------------------------------------------------------------
Cash provided by (used for) investing activities                   8,328         (20,626)              (157,751)           (50,331)
-----------------------------------------------------------------------------------------------------------------------------------

Foreign exchange (loss) gain on cash held in foreign
     currencies                                                   (3,891)            352                 (3,763)             1,069
-----------------------------------------------------------------------------------------------------------------------------------
Net (decrease) increase in cash and cash equivalents              (7,306)         16,050                 (3,333)             7,112
Cash and cash equivalents at beginning of period                  53,314          33,291                 49,341             42,229
-----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents to end of period                        46,008          49,341                 46,008             49,341
===================================================================================================================================

Interest paid                                                        552             894                  4,592              3,754
Income taxes paid and received                                    10,100          13,629                 41,615             67,154
===================================================================================================================================

CGI Group Inc.
Notes to the consolidated financial statements
(tabular amounts only are in thousands of Canadian dollars)(unaudited)

Note 1 - Summary of significant accounting policies
These interim financial statements should be read in conjunction with the consolidated financial statements of the Company and notes thereto for the year ended September 30, 2000.

On October 1, 2000, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") Handbook section 3500 - Earnings per share. Under the revised section 3500, the treasury stock method is used instead of the current imputed earnings approach for determining the dilutive effect of options and warrants issued. In addition, the section requires that a reconciliation of the numerator and denominator be disclosed.

The CICA recently issued Handbook Sections 1581, Business Combinations, and 3062, Goodwill and Other Intangible Assets. Effective July 1, 2001, the Standards require that all business combinations be accounted for using the purchase method. Additionally, effective January 1, 2002, goodwill and intangible assets with an indefinite life will no longer be amortized to earnings and will be assessed for impairment on an annual basis in accordance with the new standards, including a transitional impairment test whereby any resulting impairment will be charged to opening retained earnings. Since early adoption of Sections 1581 and 3062 is permitted for companies with a fiscal year beginning after March 15, 2000, the Company will adopt these sections effective October 1, 2001. In fiscal 2002, the effect of the non-amortization of currently amortized goodwill will result in an increase in the consolidated net earnings of approximately $28,800,000. The Company is currently evaluating the impact of the adoption of the new standards, including the transitional impairment test, and therefore has not yet assessed their effect on the Company's future consolidated net earnings and financial position.

----------------------------------------------------------------------------------------------------------------------------
                                                                  Three months ended September 30,
----------------------------------------------------------------------------------------------------------------------------
                                                               2001                                  2000
                                         -----------------------------------------------------------------------------------
                                         Net earnings Number of shares Per share   Net earnings  Number of share  Per share
                                          (numerator)  (denominator)     amount     (numerator)   (denominator)     amount
----------------------------------------------------------------------------------------------------------------------------
                                                     $                        $             $                            $
Net earnings available to common shareholders   19,821     343,593,521     0.06         2,419       272,041,480       0.01
----------------------------------------------------------------------------------------------------------------------------
Dilutive options                                             2,202,589                                1,252,106
Dilutive warrants                                              981,267                                        -
----------------------------------------------------------------------------------------------------------------------------
Net earnings available to common shareholders
and assumed conversions                         19,821     346,777,377     0.06         2,419       273,293,586       0.01
============================================================================================================================
----------------------------------------------------------------------------------------------------------------------------
                                                                 Twelve months ended September 30,
----------------------------------------------------------------------------------------------------------------------------
                                                               2001                                  2000
                                         -----------------------------------------------------------------------------------
                                         Net earnings Number of shares Per share   Net earnings  Number of share  Per share
                                          (numerator)  (denominator)     amount     (numerator)   (denominator)     amount
----------------------------------------------------------------------------------------------------------------------------
                                                     $                        $             $                            $
Net earnings available to common shareholders   62,789     299,500,350     0.21        55,666       270,442,354       0.21
----------------------------------------------------------------------------------------------------------------------------
Dilutive options                                             1,287,291                                2,317,858
Dilutive warrants                                              319,545                                        -
----------------------------------------------------------------------------------------------------------------------------
Net earnings available to common shareholders
and assumed conversions                         62,789     301,107,186     0.21        55,666       272,760,212       0.20
============================================================================================================================

Note 2 - Capital Stock and Warrants

Capital Stock

Class A subordinate shares carrying one vote per share, participating equally with Class B shares with respect to the payment of dividends and convertible into Class B shares under certain conditions in the event of certain takeover bids on Class B shares.

Class B shares, carrying ten votes per share, participating equally with Class A subordinate shares with respect to the payment of dividends and convertible at any time at the option of the holder into Class A subordinate shares.

Options

Under a stock option plan for certain employees and directors of the Company and its subsidiaries, the Board of Directors may grant, at its discretion, options to purchase company stock to certain employees and directors of the Company and of its subsidiaries. The exercise price is established by the Board of Directors but may not be lower than the average closing price for Class A subordinate shares over the five business days preceeding the date of grant. Each option must be exercised within a ten-year period, except in the event of retirement, termination of employment or death.

CGI Group Inc.
Notes to the consolidated financial statements
(tabular amounts only are in thousands of Canadian dollars)(unaudited)

Note 2 - Capital Stock and Warrants (cont'd)

Warrants

In connection with the signing of strategic outsourcing contract and of a business acquisition, the Company granted warrants entitling the holders to subscribe to up to 5,118,210 Class A subordinate shares. The exercise prices were determined using the average closing price for Class A subordinate shares at a date and for a number of days around the respective transaction dates. The warrants vest upon signature of the contracts or date of business acquisition and have an exercise period of five years. As at September 30, 2001, there were 5,118,210 warrants issued and outstanding, 4,000,000 of which are exercisable at a price of $6.55 per share and expire April 30, 2006 and remaining 1,118,210 are exercisable at a price of $8.88 per share expiring June 13, 2006. These warrants have a total fair value of $19,655,000. The fair values of the warrants were estimated at their respective grant dates using the Black-Scholes option pricing model with the following assumptions : risk-free interest rate of 4.9%, dividend yield of 0.0%, expected volatility of 57.7% and expected life of 5 years.

The following table presents information concerning capital stock issued and paid and all stock options and warrants as at September 30, 2001 :

Number of shares issued and paid                                          Number
--------------------------------------------------------------------------------
Class A subordinate shares                                           327,032,717
Class B shares                                                        40,799,774
--------------------------------------------------------------------------------
Total capital stock                                                  367,832,491
Number of stock options (convertible into Class A subordinate shares) 25,285,303
Number of warrants (convertible into Class A subordinate shares)       5,118,210
--------------------------------------------------------------------------------
Number of shares reflecting the potential exercise of stock options
   and warrants                                                      398,236,004
================================================================================

As at September 30, 2001 and 2000, (after giving retroactive effect of the subdivision of the Company's shares that occured on August 12, 1997, December 15, 1997, May 21, 1998 and January 7, 2000), the Class A subordinate shares and the Class B shares changed as follows :

                                                   September 30, 2001                                   September 30, 2000
------------------------------------------------------------------------------------------------------------------------------------
                              Class A subordinate shares       Class B shares       Class A subordinate shares     Class B shares
------------------------------------------------------------------------------------------------------------------------------------
                                 Number        Amount       Number         Amount       Number       Amount       Number     Amount
------------------------------------------------------------------------------------------------------------------------------------
                                                     $                           $                         $                      $
Balance, beginning of period  240,755,667      490,645    34,846,526         1,162  233,887,974      423,616   34,773,652       148
Issued for cash                                                                         287,914        4,003            -         -
Issued as consideration for
   business acquisitions       85,835,178      651,010     5,953,248        53,043    5,626,369       57,112            -         -
Fair value of options issued
   as consideration for
   business acquisitions                -       16,519             -             -            -            -            -         -
Options exercised                 441,872        1,163             -             -      953,410        5,914       72,874     1,014
------------------------------------------------------------------------------------------------------------------------------------
Balance, end of period        327,032,717    1,159,337    40,799,774        54,205  240,755,667      490,645   34,846,526     1,162
====================================================================================================================================

The following table presents information concerning all stock options granted to certain employees and directors by the Company as at September 30, 2001 and 2000:

                                                        September 30,  September 30,
                                                                 2001           2000
---------------------------------------------------------------------------------------
Number of options
Outstanding, beginning of period                            6,413,181      4,996,414
Granted                                                    11,705,381      2,565,594
Granted as consideration for business acquisitions          8,424,502              -
Exercised                                                    (441,872)    (1,026,284)
Forfeited and expired                                        (815,889)      (122,543)
---------------------------------------------------------------------------------------
Outstanding, end of year                                   25,285,303      6,413,181
---------------------------------------------------------------------------------------

CGI Group Inc.
Notes to the consolidated financial statements
(tabular amounts only are in thousands of Canadian dollars)(unaudited)

Note 3 - Business acquisitions
During the twelve months ended September 30, 2001, the Company acquired all the outstanding shares of C.U. Processing Inc. ("CUP") and RSI Realtime Inc. on October 4, 2000, and on December 12, 2000, respectively, and acquired 49.0% of all the outstanding shares of AGTI Consulting Services Inc. ("AGTI") on November 27, 2000. On January 4, 2001, the Company acquired all the outstanding shares of Groupe-conseil CDL Inc. and, on January 9, 2001, acquired all of the outstanding Star Data Systems Inc. ("Star Data") common shares on the basis of 0.737 Class A subordinate shares of the Company for each Star Data common share. On January 12, 2001, the Company increased its interest in Conseillers en informatique d'affaires ("CIA") from 35.0% to 49.0% and began using the proportionate consolidation method to account for this investment; prior to January 12, 2001, the Company used the equity method to account for this investment. A contingent payment of $1,640,000 for AGTI was made in the three months ended March 31, 2001 based on the accomplishment of specified financial goals as at December 31, 2000. The contingent payment resulted in a corresponding increase of the purchase price and the resulting goodwill.

On May 1, 2001, the Company signed a strategic alliance for the management of data and micro-computing of Mouvement Desjardins operations. In the context of this agreement, the Company acquired the related assets, certain intellectual property rights and assumed liabilities of La Confederation des Caisses Populaires et d'Economie Desjardins du Quebec ("Desjardins") used in data and micro-computing of Mouvement Desjardins operations. In addition, approximately 450 Desjardins employees were transferred to the Company. On May 31, 2001, the Company acquired CyberBranch, a subsidiary of Stanford Federal Credit Union of Palo Alto, California, and, on June 12, 2001, made its initial contribution of $5,000,000 in NTER Technologies, Limited Partnership ("NTER"), a partnership created on February, 1, 2001. The Company accounts for its 49.9% interest in NTER using the proportionate consolidation method.

On July 1, 2001, the Company acquired all of the outstanding shares of Larochelle Gratton. On July 27, 2001, the Company acquired all of the outstanding shares of common stock of IMRglobal Corp. ("IMR"), on the basis of
1.5974 Class A subordinate share of the Company for each share of IMR common stock. In addition, outstanding IMR stock options as of that date became 8.4 million options to acquire Class A subordinate shares of the Company. Total consideration included $68,000,000 for integration costs and professionnal fees. The IMR purchase price allocation shown below is preliminary and is based on the Company estimates pending the completion of valuation studies with the use of external advisors. The final allocation is expected to be completed within twelve months from the acquisition date and may result in the purchase price being allocated to other identifiable intangible assets besides goodwill which will be amortized over their respective estimated useful lives. On August 7, 2001, the Company acquired all of the outstanding shares of Loyaltech and, on August 27, 2001, the Company signed a joint venture agreement with former Digital 4Sight management. The Company accounts for its 49.0% interest in Digital 4Sight using the proportionate consolidation method. On September 10, 2001, the Company acquired all the outstanding shares of EPC.

For business combinations that occurred after June 30, 2001, the Company did not amortize the resulting goodwill as it is provided in the transition recommendations in CICA sections 1581, Business Combinations, and 3062, Goodwill and Other Intangible Assets.

These acquisitions were accounted for using the purchase method, as follows:

                                                      IMR    Star Data   Desjardins        AGTI         CUP       Other       Total
-----------------------------------------------------------------------------------------------------------------------------------
                                                        $            $            $           $           $           $           $
Non-cash working capital items                    (62,558)     (18,391)      21,381       2,216     (12,061)       (471)    (69,884)
Fixed assets                                       42,095       21,211        3,612         448       3,296       2,135      72,797
Contract costs and other long-term assets          22,346        9,203      111,986           -         447          11     143,993
Future income taxes                                 7,537       15,716       (6,685)         10       4,228       1,139      21,945
Goodwill                                          578,525       73,060        9,549      14,602      41,601      27,588     744,925
Long-term debt                                    (53,988)     (10,799)           -           -        (812)     (1,759)    (67,358)
Deffered credits                                   (7,609)           -      (67,627)          -           -           -     (75,236)
-----------------------------------------------------------------------------------------------------------------------------------
                                                  526,348       90,000       72,216      17,276      36,699      28,643     771,182
Cash position at acquisition                       26,485       12,820            -       7,639       1,837       4,062      52,843
-----------------------------------------------------------------------------------------------------------------------------------
                                                  552,833      102,820       72,216      24,915      38,536      32,705     824,025
===================================================================================================================================

Consideration
     Cash                                               -            -       57,945      24,915      38,536      19,561     140,957
     Issuance of 85,835,178 Class A subordinate
        shares                                    536,314      102,820            -           -           -      11,876     651,010
     Issuance of 8,424,502 options to acquire
        Class A subordinate                        16,519            -            -           -           -           -      16,519
     4,000,000 warrants at fair value                   -            -       14,271           -           -           -      14,271
     Equity value of CIA investment at
        acquisition date                                -            -            -           -           -       1,268       1,268
-----------------------------------------------------------------------------------------------------------------------------------
                                                  552,833      102,820       72,216      24,915      38,536      32,705     824,025
===================================================================================================================================

CGI Group Inc.
Notes to the consolidated financial statements
(tabular amounts only are in thousands of Canadian dollars)(unaudited)

Note 4 - Segmented information
The Company provides information technology services. The following presents information on the Company's operations based on its organizational structure.

----------------------------------------------------------------------------------------------------------------------------
As at and for the three months                  Canada             US International    Corporate  Intersegment        Total
ended September 30, 2001                                                            expenses and   elimination
                                                                                        programs
----------------------------------------------------------------------------------------------------------------------------
                                                     $              $            $             $             $            $
Revenue                                        367,582         80,454       32,429             -       (11,447)     469,018
Operating expenses                             288,409         78,713       32,549         8,164       (11,447)     396,388
----------------------------------------------------------------------------------------------------------------------------
Operating earnings before:                      79,173          1,741         (120)       (8,164)            -       72,630
Depreciation and amortization                   19,275          1,604          951           330             -       22,160
----------------------------------------------------------------------------------------------------------------------------
Earnings before interest, income taxes
     and amortization of goodwill               59,898            137       (1,071)       (8,494)            -       50,470
============================================================================================================================
Total assets                                   971,154        806,173      240,710        44,756             =    2,062,793
============================================================================================================================

As at and for the three months
ended September 30, 2000
----------------------------------------------------------------------------------------------------------------------------

Revenue                                        269,172         52,538       21,099             -       (22,708)     320,101
Operating expenses                             224,425         55,349       24,701        13,513       (22,708)     295,280
----------------------------------------------------------------------------------------------------------------------------
Operating earnings before:                      44,747         (2,811)      (3,602)      (13,513)            -       24,821
Depreciation and amortization                    9,446            720          612           313             -       11,091
----------------------------------------------------------------------------------------------------------------------------
Earnings before interest, income taxes
     and amortization of goodwill               35,301         (3,531)      (4,214)      (13,826)            -       13,730
============================================================================================================================
Total assets                                   597,729        207,469       95,095        28,262             =      928,555
============================================================================================================================

As at and for the twelve months
ended September 30, 2001
----------------------------------------------------------------------------------------------------------------------------

Revenue                                      1,300,258        232,655       86,850             -       (38,448)   1,581,315
Operating expenses                           1,031,041        235,587       89,110        34,405       (38,448)   1,351,695
----------------------------------------------------------------------------------------------------------------------------
Operating earnings before:                     269,217         (2,932)      (2,260)      (34,405)            -      229,620
Depreciation and amortization                   58,585          4,072        2,133         1,206             -       65,996
----------------------------------------------------------------------------------------------------------------------------
Earnings before interest, income taxes
     and amortization of goodwill              210,632         (7,004)      (4,393)      (35,611)            -      163,624
============================================================================================================================
Total assets                                   971,154        806,173      240,710        44,756             =    2,062,793
============================================================================================================================

As at and for the twelve months
ended September 30, 2000
----------------------------------------------------------------------------------------------------------------------------

Revenue                                      1,127,715        215,442      179,531             -       (86,680)   1,436,008
Operating expenses                             943,612        207,104      165,543        34,732       (86,680)   1,264,311
----------------------------------------------------------------------------------------------------------------------------
Operating earnings before:                     184,103          8,338       13,988       (34,732)            -      171,697
Depreciation and amortization                   41,023          4,009        2,046         1,300             -       48,378
----------------------------------------------------------------------------------------------------------------------------
Earnings before interest, income taxes
     and amortization of goodwill              143,080          4,329       11,942       (36,032)            -      123,319
============================================================================================================================
Total assets                                   597,729        207,469       95,095        28,262             =      928,555
============================================================================================================================

CGI Group Inc.
Notes to the consolidated financial statements
(tabular amounts only are in thousands of Canadian dollars)(unaudited)

Note 5 - Subsequent event
On October 1, 2001, the Company signed a strategic outsourcing alliance providing IT support services for Fireman's Fund Insurance Company ("Fireman") operations. In the context of this agreement, the Company acquired the related assets and assumed liabilities of Fireman used in their IT operations for a total consideration of $38.1 million. This transaction was accounted for using the purchase method.

Note 6 - Comparative figures
Certain comparative figures have been reclassified in order to conform to the presentation adopted in 2001.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       CGI GROUP INC.
                                           (Registrant)


Date:  November 6, 2001                    By /s/ Paule Dore
                                           Name:  Paule Dore
                                           Title: Executive Vice President
                                                  and Chief Corporate Officer
                                                  and Secretary